SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT 1934(1)


                            CPI AEROSTRUCTURES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   125919308
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                FEBRUARY 19, 2003
--------------------------------------------------------------------------------
              Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed

         :         Rule 13d-1(b)

         |X|       Rule 13d-1(c)

         :         Rule 13d-(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Crescendo Partners II, L.P. Series L
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)
                                                                         (b) |X|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware

------------------------------ ---------- --------------------------------------
          NUMBER OF                5      SOLE VOTING POWER
           SHARES
        BENEFICIALLY                         750,000 shares
          OWNED BY
            EACH
          REPORTING
         PERSON WITH
------------------------------ ---------- --------------------------------------
                                   6      SHARED VOTING POWER

                                             - 0 -
------------------------------ ---------- --------------------------------------
                                   7      SOLE DISPOSITIVE POWER

                                              750,000 shares
------------------------------ ---------- --------------------------------------
                                   8      SHARED DISPOSITIVE POWER

                                              - 0 -
----------- --------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   750,000 shares
----------- --------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
            CERTAIN SHARES                                                    :
----------- --------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   14.7%
----------- --------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*

                   PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT


                                  SCHEDULE 13G
                                  ------------

ITEM 1.    ISSUER:

           Crescendo Partners II, L.P., Series L is filing this Schedule 13G on behalf of itself with respect to shares of Common Stock, $.001 par value (the "Common Stock"), of CPI Aerostructures, Inc., a New York corporation (the "Company"), for which it is the direct beneficial owner or for which it may be deemed a "beneficial owner" pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's principal executive offices are at 200A Executive Drive, Edgewood, New York 11717.

ITEM 2(A). NAME OF PERSONS FILING:

           Crescendo Partners II, L.P., Series L

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE:

           350 Park Avenue, 4th Floor   New York, New York 10022

ITEM 2(C). CITIZENSHIP:

           Delaware

ITEM 4.    OWNERSHIP:

           Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.

          (a)  Amount beneficially owned: 750,000 shares(*)

          (b)  Percent of class: 14.7%(**)

          (c)  Number of shares as to which such person has:

               (i)   Sole power to vote or direct the vote 750,000 shares

               (ii)  Shared power to vote or direct the vote: - 0 -

               (iii) Sole power to dispose or direct the disposition of 750,000 shares

               (iv)  Shared power to dispose of direct the disposition of - 0 -


(*)   Does not include 46,000 shares of Common Stock beneficially owned as a joint tenant by the manager of the sole general partner of the reporting person.

(**) The number of shares beneficially owned and the percentage of outstanding shares represented thereby for the Reporting Person have been computed in accordance with Rule 13d-3 under the Exchange Act. The percentage of ownership described above is based on 5,105,668 shares of Common Stock to be outstanding as reported in the Company's Prospectus filed on February 13, 2002.

ITEM  5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not Applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

           Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.

ITEM 10.   CERTIFICATION.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 26, 2003

                                       CRESCENDO PARTNERS II, L.P., SERIES L

                                       BY:  CRESCENDO INVESTMENTS II, LLC




                                       BY: /s/  Eric Rosenfeld
                                           -------------------------------
                                           Name: Eric Rosenfeld,  Manager